May 7, 2014

VIA EDGAR Transmission

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	Radius Health, Inc. — Registration Statement on
Form S-1 (File No. 333-194150)

Dear Mr. Reynolds:

On May 5, 2014, Jefferies LLC and Cowen and Company, LLC (the “Representatives”) submitted a letter on behalf of the underwriters requesting that the above-referenced Registration Statement (as amended, the “Registration Statement”) be declared effective on May 7, 2014, at 4:00 p.m., Eastern Time. The Representatives’ acceleration request was accompanied by a separate letter delivered to you on the same date from Radius Health, Inc. to join in our acceleration request. By this letter the Representatives hereby withdraw the original acceleration request.

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Act”), the Representatives hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern time, on May 8, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 930 copies of the preliminary prospectus issued April 25, 2014 through the date hereof, as follows: 0 to prospective underwriters; 0 to prospective dealers; 920 to institutional investors; and 10 to others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

As representatives of the Underwriters

Jefferies LLC

By:	/s/ Dustin Tyner
Name:	Dustin Tyner
Title:	Managing Director

Cowen and Company, LLC

By:	/s/ Jason Fenton
Name:	Jason Fenton
Title:	Managing Director

[Signature Page to Acceleration Request]